U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				May 31, 2017
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Accountants

To the Board of Trustees of

The Select Sector SPDR Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of The Select Sector SPDR Funds, as listed in Appendix A (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2017. Management is responsible for its assertion and the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2017, and with respect to agreement of security purchases and sales, for the period from September 30, 2016 (the date of our last examination), through May 31, 2017:

–	Confirmation of all securities held by institutions in book entry form at a fund level or omnibus level, where applicable, at the Depository Trust Company. These confirmations included, but were not limited to, securities held by the Trust;

–	Confirmation of all securities on loan with the securities lending agent;

–	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian;

–	Agreement of a sample of security purchases and security sales since our last report from the books and records of the Trust to subsequent settlement through review of cash activity.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with the specified requirements.

In our opinion, management’s assertion that each of The Select Sector SPDR Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2017 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of The Select Sector SPDR Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 20, 2018

Appendix A

The Consumer Discretionary Select Sector SPDR Fund

The Consumer Staples Select Sector SPDR Fund

The Energy Select Sector SPDR Fund

The Financial Select Sector SPDR Fund

The Health Care Select Sector SPDR Fund

The Industrial Select Sector SPDR Fund

The Materials Select Sector SPDR Fund

The Real Estate Select Sector SPDR Fund

The Technology Select Sector SPDR Fund

The Utilities Select Sector SPDR Fund

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Select Sector SPDR Funds (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2017, and from September 30, 2016 through May 31, 2017.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2017, and from September 30, 2016 through May 31, 2017, with respect to securities reflected in the investment account of the Trust.

The Select Sector SPDR Funds

By:	/s/ Chad Hallett

Treasurer

6/20/2018
Date

Appendix A

The Consumer Discretionary Select Sector SPDR Fund

The Consumer Staples Select Sector SPDR Fund

The Energy Select Sector SPDR Fund

The Financial Select Sector SPDR Fund

The Health Care Select Sector SPDR Fund

The Industrial Select Sector SPDR Fund

The Materials Select Sector SPDR Fund

The Real Estate Select Sector SPDR Fund

The Technology Select Sector SPDR Fund

The Utilities Select Sector SPDR Fund